UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MEMC ELECTRONIC MATERIALS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock,

Par Value $.01 per share

(Title of Classes of Securities)

552715104

(CUSIP Number of Class of Securities Underlying Options)

Bradley D. Kohn
Senior Vice President, General Counsel and Corporate Secretary
MEMC Electronic Materials, Inc.
501 Pearl Drive (City of O’Fallon)
St. Peters, Missouri 63376
(636) 474-5000

Copies To:

LaDawn Naegle
Bryan Cave LLP
1155 F Street, NW
Washington, DC 20004
(202) 508-6046

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$2,742,675	$548.54

* Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These new options have a value of $2,742,675 calculated using the Black-Scholes method based on a price per share of the Issuer's common stock of $2.30, the average of the high and low prices reported on the New York Stock Exchange on July 11, 2012.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

TABLE OF CONTENTS

ITEM 1. SUMMARY TERM SHEET	3
ITEM 2. SUBJECT COMPANY INFORMATION	3
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON	3
ITEM 4. TERMS OF THE TRANSACTION	4
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS	4
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS	4
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION	7
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY	5
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED	5
ITEM 10. FINANCIAL STATEMENTS	5
ITEM 11. ADDITIONAL INFORMATION	5
ITEM 12. EXHIBITS	6
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3	6
SIGNATURE	7
EXHIBIT INDEX	8
EX-(a)(1)(A)
EX-(a)(1)(B)
EX-(a)(1)(C)
EX-(a)(1)(D)
EX-(a)(1)(E)
EX-(a)(1)(F)
EX-(a)(1)(G)
EX-(a)(1)(H)
EX-(a)(1)(I)
EX-(a)(1)(J)
EX-(a)(1)(K)
EX-(a)(1)(L)
EX-(d)(1)
EX-(d)(2)
EX-(d)(3)
EX-(d)(4)

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ITEM 1. SUMMARY TERM SHEET.

The information set forth under Summary Term Sheet—Questions and Answers in the Offer to Exchange Certain Stock Options for New Stock Options, dated July 17, 2012 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)	Name and Address.

MEMC Electronic Materials, Inc., a Delaware corporation (the “Company” or “MEMC”), is the issuer of the securities subject to the Offer to Exchange. The Company’s principal executive offices are located at 501 Pearl Drive (City of O’Fallon), St. Peters, Missouri 63376, and the telephone number at that address is (636) 474-5000.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain employees, subject to specified conditions, to exchange some or all of their eligible outstanding options to purchase shares of the Company’s common stock, par value $0.01 per share. A stock option will be eligible for exchange and referred to herein as an “Eligible Stock Option” if it has an exercise price per share of $10.00 or greater and was granted prior to July 17, 2011 under the Company’s 2010 Equity Incentive Plan (the “2010 Plan”), the 2001 Equity Incentive Plan (the “2001 Plan”) or the 1995 Equity Incentive Plan (the “1995 Plan”, and together with the 2010 Plan and the 2001 Plan, the “Plans”). Employees surrendering Eligible Stock Options will receive in exchange new stock options (the “New Stock Options”) to be granted under the 2010 Plan.

The Company is making the offer to all U.S. and international employees who hold Eligible Stock Options and, as of the date the offer commences, are actively employed by the Company or one of its subsidiaries (excluding the Company’s executive officers, members of the Company’s Board of Directors and certain otherwise eligible employees located outside the United States if, for any reason, the Compensation Committee of the Board of Directors (the “Compensation Committee”) believes that such international employees’ participation would be illegal, inadvisable or impractical and where exclusion otherwise is consistent with the Company’s compensation policies with respect to that jurisdiction). These employees are collectively referred to as the “Eligible Employees.”

As of June 30, 2012, there were 8,311,135 Eligible Stock Options outstanding. The number of shares of common stock subject to New Stock Options will depend on the number of Eligible Stock Options surrendered by Eligible Employees and accepted for exchange. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(G).

The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, Risk Factors, and The Exchange Offer: Section 1 (Eligible Stock Options; Eligible Employees; Expiration Date); Section 5 (Acceptance of Eligible Stock Options; New Stock Options); Section 7 (Price Range of Our Common Stock); and Section 8 (Source and Amount of Consideration; Terms of New Stock Options) is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 7 (Price Range of Our Common Stock) is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

The information set forth under Item 2(a) above and in the Offer to Exchange under The Exchange Offer: Section 10 (Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities) is incorporated herein by reference. The Company is both the filing person and the issuer.

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ITEM 4. TERMS OF THE TRANSACTION.

(a)	Material Terms.

The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, and The Exchange Offer: Section 1 (Eligible Stock Options; Eligible Employees; Expiration Date); Section 3 (Procedures for Surrendering Eligible Stock Options); Section 4 (Withdrawal Rights); Section 5 (Acceptance of Eligible Stock Options; New Stock Options); Section 6 (Conditions of the Exchange Offer); Section 8 (Source and Amount of Consideration; Terms of New Stock Options); Section 9 (Information Concerning Us; Financial Information); Section 11 (Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer); Section 12 (Legal Matters; Regulatory Approvals); Section 13 (Material U.S. Federal Income Tax Consequences); and Section 14 (Extension of the Exchange Offer; Termination; Amendment) and Schedules A-Q is incorporated herein by reference.

(b)	Purchases.

Members of the Company’s Board of Directors and executive officers are not eligible to participate in the offer.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under The Exchange Offer: Section 10 (Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities) and Section 17 (Corporate Plans, Proposals and Negotiations) is incorporated herein by reference. See also the Plans attached hereto as Exhibits (d)(1)–(d)(3) and the form of New Stock Option grant agreement attached hereto as Exhibit (d)(4) for information regarding the Company’s securities.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 2 (Purpose of the Exchange Offer) is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 5 (Acceptance of Eligible Stock Options; New Stock Options) and Section 11 (Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer) is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 17 (Corporate Plans, Proposals and Negotiations) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 8 (Source and Amount of Consideration; Terms of New Stock Options) and Section 15 (Fees and Expenses) is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 6 (Conditions of the Exchange Offer) and Section 8 (Source and Amount of Consideration; Terms of New Stock Options) is incorporated herein by reference.

(c)	Borrowed Funds.

Not applicable.

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ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 10 (Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities) is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 10 (Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a)	Financial Information.

The information set forth in Item 8.01 (Other Events) and Item 9.01 (Financial Statements and Exhibits) of the Company’s Current Report on Form 8-K filed on May 9, 2012; and in Part I, Item 1, Financial Statements in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 is incorporated herein by reference. The financial information contained in the Offer to Exchange under The Exchange Offer: Section 9 (Information Concerning Us; Financial Information) and Section 16 (Additional Information) is incorporated herein by reference.

(b)	Pro Forma Information.

Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)	The information set forth in the Offer to Exchange under Risk Factors and The Exchange Offer: Section 10 (Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities) is incorporated herein by reference.

(2)	The information set forth in the Offer to Exchange under The Exchange Offer: Section 12 (Legal Matters; Regulatory Approvals) is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(b)	Not applicable.

(c)	Other Material Information.

Not applicable.

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ITEM 12. EXHIBITS.

Exhibit No.	Document
(a)(1)(A)	Offer to Exchange Certain Stock Options for New Stock Options, dated July 17, 2012

(a)(1)(B)	Form of Cover Letter from Ahmad R. Chatila to Eligible Employees, dated July 17, 2012, Regarding Offer to Exchange and Related Matters

(a)(1)(C)	Letter from Ahmad R. Chatila Announcing the Commencement of the Stock Option Exchange Program, dated July 17, 2012

(a)(1)(D)	Stock Option Exchange Program Frequently Asked Questions, dated July 17, 2012

(a)(1)(E)	Form of Employee Presentation Materials and Text of Presentation to Employees

(a)(1)(F)	Screenshots from Stock Option Exchange Program Website

(a)(1)(G)	Form of Election Form

(a)(1)(H)	Form of Election Rejection Letter

(a)(1)(I)	Form of Notice of Withdrawal

(a)(1)(J)	Form of Notice of Withdrawal Rejection Letter

(a)(1)(K)	Form of Reminder Communication to Eligible Employees Regarding Expiration Date

(a)(1)(L)	Form of Election Confirmation

(b)	Not applicable

(d)(1)	MEMC Electronic Materials, Inc. 1995 Equity Incentive Plan as Amended and Restated on April 4, 2012

(d)(2)	MEMC Electronic Materials, Inc. 2001 Equity Incentive Plan as Amended and Restated on April 4, 2012

(d)(3)	MEMC Electronic Materials, Inc. 2010 Equity Incentive Plan as Amended and Restated on April 4, 2012

(d)(4)	Form of Stock Option Award Agreement to be granted pursuant to the Exchange Offer under the 2010 Equity Incentive Plan

(g)	Not applicable

(h)	Not applicable

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEMC ELECTRONIC MATERIALS, INC.

By:	/s/ Ahmad R. Chatila
Ahmad R. Chatila
President and Chief Executive Officer

Date: July 17, 2012

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EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(A)	Offer to Exchange Certain Stock Options for New Stock Options, dated July 17, 2012

(a)(1)(B)	Form of Cover Letter from Ahmad R. Chatila to Eligible Employees, dated July 17, 2012, Regarding Offer to Exchange and Related Matters

(a)(1)(C)	Letter from Ahmad R. Chatila Announcing the Commencement of the Stock Option Exchange Program, dated July 17, 2012

(a)(1)(D)	Stock Option Exchange Program Frequently Asked Questions, dated July 17, 2012

(a)(1)(E)	Form of Employee Presentation Materials and Text of Presentation to Employees

(a)(1)(F)	Screenshots from Stock Option Exchange Program Website

(a)(1)(G)	Form of Election Form

(a)(1)(H)	Form of Election Rejection Letter

(a)(1)(I)	Form of Notice of Withdrawal

(a)(1)(J)	Form of Notice of Withdrawal Rejection Letter

(a)(1)(K)	Form of Reminder Communication to Eligible Employees Regarding Expiration Date

(a)(1)(L)	Form of Election Confirmation

(d)(1)	MEMC Electronic Materials, Inc. 1995 Equity Incentive Plan as Amended and Restated on April 4, 2012

(d)(2)	MEMC Electronic Materials, Inc. 2001 Equity Incentive Plan as Amended and Restated on April 4, 2012

(d)(3)	MEMC Electronic Materials, Inc. 2010 Equity Incentive Plan as Amended and Restated on April 4, 2012

(d)(4)	Form of Stock Option Award Agreement to be granted pursuant to the Exchange Offer under the 2010 Equity Incentive Plan

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